ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

February 11, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 9 to Registration Statement on Form S-4 Filed May 10, 2024 File No. 333-269417

Dear Member of the Commission Staff:

The undersigned serves as counsel to NorthView Acquisition Corporation (“NorthView” or the “Company”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 10 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-269417). Pursuant to verbal comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), as discussed with the undersigned on or about June 14, 2024, the Amendment responds to the Staff’s comments.

Registration Statement on Form S-4

1.	In response to the Staff’s verbal comment, the Company has refiled Exhibits 10.13 and 10.14 to the Registration in a searchable text format pursuant to the requirements of the Commission’s Edgar Filing Manual.

2.	In response to the Staff’s verbal comment, the Company has included updated financial statements in the Amendment.

Additionally, the Company respectfully advises that Staff of the following:

3.	The Company has entered into a definitive agreement related to the financing of the business combination contemplated by the Registration Statement, the terms of which have been disclosed in the Amendment.

4.	The Company has included additional disclosure pursuant to the amendments and modifications to Regulation S-K, as such amendments and modifications became effective subsequent to the prior filing of the Amendment No. 9 to its Registration Statement.

* * * * *

Jack Stover NorthView Acquisition Corporation February 11, 2025 Page 2

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

/s/ Ralph V. De Martino

Ralph V. De Martino

RVD/mc

cc: Jack Stover